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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2003

Allstream Inc.
(Translation of registrant's name into English)

Suite 1600
200 Wellington Street West
Toronto, Ontario
Canada M5V 3G2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALLSTREAM INC. (Registrant)
Date: October 27, 2003
	By:	/s/ SCOTT EWART Name: Scott Ewart Title: Senior Vice President, General Counsel, Secretary & Chief Privacy Officer

Allstream Increases Data Networking Capabilities with
Data Ethernet Serving Area Expansion

Ethernet Service Now Available in Thousands of Locations through
Transparent LAN Service

TORONTO, October 27, 2003 — Allstream (TSX: ALR.A, ALR.B; NASDAQ: ALLSA, ALLSB), formerly AT&T Canada, a leading communication solutions provider with a world-class portfolio of Connectivity, Infrastructure Management and IT Services, today announced it has significantly increased the reach of its Ethernet services across Canada. Through its Transparent LAN Service (TLS), customers now can get Ethernet access to the Allstream network from more than 300,000 business locations in more than 150 communities across Canada.

By entering into interconnection agreements with other service providers to leverage their existing infrastructures, Allstream is now able to provide customers with broader coverage, offering simple Ethernet interfaces to support data networking across metropolitan area and wide-area networks.

"By expanding our Ethernet service from hundreds of locations to hundreds of thousands of locations, Allstream can provide customers with scalable, cost-effective and secure connectivity options that meet their data networking needs," said Mike Kologinski, Executive Vice President of Marketing, Allstream. "Customers like the simplicity of Ethernet networking and this expansion means we can offer an affordable option for many businesses across Canada. We continue to see strong demand for Ethernet services. This expansion is an important step in furthering Allstream's commitment to grow our Data and Internet Connectivity portfolios."

"With the Transparent LAN Service connectivity solution provided by Allstream, we have been successfully sending voice calls over our data network since July 2003," said Robyn Mercer, Telecommunications Team Lead, Best Buy Canada Ltd. "This is a major milestone for our Company, and the quality of service is excellent. Allstream has been very instrumental in making this a success for us."

Features of Allstream's TLS include:

  •
  Support of customers' connectivity needs with one of the largest national 0C192 optical switching networks. With more than 18,800 route kilometers of fibre optic cable stretching nationally, Allstream's extensive network footprint incorporates highly engineered, fault tolerant switching technologies to provide robust and reliable data communication solutions;

  •
  Fast throughput, as bandwidth is scalable and pre-determined and guaranteed to ensure customers have the capacity to carry traffic at LAN speeds;

  •
  Access options, available via SHDSL (Symmetrical High Bit Rate Digital Subscriber Line) and ADSL (Asymmetrical Digital Subscriber Line) access types, combined with traditional fibre, provide cost-effective, high bandwidth solutions for locations of all sizes;

  •
  Network interoperability, allowing customers to inter-connect with other Allstream data services;

  •
  Greater flexibility and more options due to increased service and areas and price points; and

  •
  24/7 service and maintenance.

As part of this expansion, Allstream plans to include Ethernet connectivity with its industry leading business IP-enabled Data Network services, offering customers converged IP networking with simple, cost-effective Ethernet access.

With a broad range of Data Network services, Service Interworking capabilities, IP enabled solutions and national network infrastructure, Allstream provides customers with customized data connectivity solutions based on their unique requirements. Allstream understands the importance of connectivity to businesses.

For more information about Allstream's Data Network services, including TLS, please contact 1-877-288-7253 or visit our website at www.allstream.com.

About Allstream

Allstream is a leading communication solutions provider with a world-class portfolio of Connectivity, Infrastructure Management and IT Services. Allstream collaborates with customers to create tailored business solutions that meet their unique needs and help them compete more effectively. Spanning more than 18,800 kilometres, Allstream has an extensive broadband fibre-optic network and the greatest reach of any competitive carrier in Canada, and provides international connections through strategic partnerships and interconnection agreements with other international service providers. Allstream has approximately 4,000 employees and is a public company with its stock traded on the Toronto Stock Exchange under the symbols ALR.A and ALR.B, and on the NASDAQ National Market System under the symbols ALLSA and ALLSB. Visit Allstream's website, www.allstream.com for more information about the company.

Note to Investors

This news release includes statements about expected future events and/or financial results that are forward-looking in nature and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements provisions contained in the United States Private Securities Litigation Reform Act of 1995. The Company cautions that actual performance will be affected by a number of factors, many of which are beyond the Company's control, and that future events and results may vary substantially from what the Company currently foresees. Discussion of the various factors that may affect future results is contained on page 1 of the Company's Annual Information Form dated May 2, 2003, which is filed with the Securities and Exchange Commission, the Ontario Securities Commission, and SEDAR.

For additional information, please contact:

Media: May Chong, 416-345-2342, may.chong@allstream.com

Investors and Analysts:
Brock Robertson, 416-345-3125, brock.robertson@allstream.com
Dan Coombes, 416-345-2326, dan.coombes@allstream.com

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SIGNATURES
Ethernet Service Now Available in Thousands of Locations through Transparent LAN Service